October 18, 2013

Mr. Stephen Krikorian

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Giant Interactive Group Inc.

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 18, 2013

File No. 001-33759

Dear Mr. Krikorian:

On behalf of Giant Interactive Group Inc. (“Giant” or the “Company”), set forth below are our responses to the oral comments (the “Comments”) provided to the Company during the conference call between the Company and the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 7, 2013 with respect to the Company’s Form 20-F referenced above (the “Form 20-F”).

For your convenience, we have reproduced the Staff’s comments followed by the Company’s corresponding response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Form 20-F.

The Company responds to the Comments as follows:

1.	Please describe the process to remove/replace an attorney designated pursuant to the irrevocable power of attorney.

The Company respectfully submits that:

(i)	Concurrently with the entry into the Share Pledge Agreement and the Purchase Option and Cooperation Agreement (i.e., the establishment of the VIE structure), each of the shareholders of Shanghai Giant Network Technology Co., Ltd. (formerly known as Shanghai Zhengtu Network Technology Co., Ltd.) (referred to herein as the “VIE”) executed and granted an irrevocable power of attorney to Mr. Shi, the designee of Zhengtu Information (referred to herein as the “WFOE”), on September 7, 2006.

(ii)	The premise of the authorization and designation of Mr. Shi as the representative of the WFOE by the VIE’s shareholders through the irrevocable power of attorney is that (a) the designee (currently Mr. Shi) shall be a PRC citizen; and (b) the WFOE consents to that authorization and delegation.

October 18, 2013 Page 2

(iii)	In the event that the WFOE decides to remove or replace the designee named in the irrevocable power of attorney, it would pass a board resolution (by a simple majority of votes cast by the directors of the WFOE) appointing a new representative and send a duly executed letter of removal or a new letter of appointment (appointing a new designee to act as the representative of the WFOE to be designated as such by the shareholders of the VIE) to each of the shareholders of the VIE.

(iv)	Upon receipt of such letter of removal or letter of appointment from the WFOE, the shareholders of the VIE should then immediately withdraw their authorization to the existing representative (currently Mr. Shi) and execute and grant a new irrevocable power of attorney to the new representative designated by the WFOE.

(v)	The WFOE is a wholly owned subsidiary of the Company and, as such, the directors of the WFOE are the same individuals who serve as executive directors of the Company (except for Mr. Lu Zhang who recently resigned as a director of the Company and the Company is in the process of replacing Mr. Lu Zhang with Mr. Xuefeng Ji at the WFOE level). Due to this overlap, the WFOE has not historically held board meetings in relation to the daily operations of the WFOE and the VIE separate from those held by the Company. In the event the need for removal or replacement of the representative arises, the determination of whether to remove or replace the representative designated by the WFOE effectively will be made by the board of directors of the Company (the “Board”) by way of an ordinary resolution (i.e., by a simple majority of votes cast by the Board members). This vote would be ratified simultaneously by the overlapping directors in their capacity as directors of the WFOE and such directors would pass resolutions (typically by way of written resolutions) to implement any resolutions passed by the Board or any instructions from the Company. Historically, resolutions passed by the board of directors of the WFOE have been primarily for the purposes of completing relevant company registrations and satisfying relevant requirements under the PRC laws and regulations. The Company confirms that, as an established practice of the Company, it will continue to appoint the executive directors of the Company to serve as directors of the WFOE to ensure that the resolutions of the Board and the instructions from the Company are properly implemented at the WFOE level.

(vi)	While not required under the current Articles of Association of the Company, it has been the practice of the Board that interested directors abstain from voting on matters in which they have a conflict of interest. For example, when the Board considered the investment in Alibaba.com in September 2011, Mr. Shi, whose affiliated entity invested in Alibaba.com, and Mr. Andrew Y. Yan abstained from voting on that resolution. As such, if a proposal were brought up to remove Mr. Shi as the designee of the WFOE and as the attorney of the shareholders of the VIE, Mr. Shi would abstain from voting on such proposal in line with this practice, and, in the event that a majority of the Board members resolved to approve such removal, be removed. In order to achieve higher corporate governance standard and to better protect the interest of the Company and its shareholders, the Board will consider presenting a proposal at the Company’s next annual general meeting to amend the Articles of Association to expressly require directors of the Company to abstain from voting on matters in which they have a conflict of interest.

October 18, 2013 Page 3

2.	Please describe the processes to remove a board member at the Company level and at the WFOE level. Please clarify if Mr. Shi can unilaterally call board and shareholders meetings to remove directors.

The Company respectfully submits that at the Company level:

(i)	Pursuant to Article 86(5) of the Company’s Articles of Association, a director of the Company may be removed, with or without cause, by way of an ordinary resolution of the shareholders (which requires a simple majority of the votes cast to pass) at any time before the expiration of that director’s term of office. In addition, as advised by the Company’s Cayman Islands legal advisors, Conyers Dill & Pearman (Cayman) Limited, the Board does not have the right to remove an incumbent director of the Company by way of a board resolution.

(ii)	Under the Company’s Articles of Association, only a majority of the Board or the Chairman of the Board may call extraordinary general meetings, and only the Board may convene an annual general meeting.

(iii)	As the Chairman of the Company, Mr. Shi has the right to convene a Board meeting (to consider a resolution to call an general meeting) or call an extraordinary general meeting of shareholders. However, given that Mr. Shi’s current shareholding percentage is below 50%, he would be unable to unilaterally remove any director of the Company.

(iv)	Between January 2008 and June 2013 when Mr. Shi held more than 50% of the Company’s outstanding shares (as a result of share repurchases conducted by the Company which decreased the total number of shares outstanding), Mr. Shi in theory had the ability to convene an extraordinary shareholders meeting and cast sufficient votes to pass a shareholder resolution to remove one or more directors of the Company. However, Mr. Shi never did so and no longer has the ability to do so now that his share ownership level has dropped below 50%.

The Company further submits that at the WFOE level:

(a)	Pursuant to Article 14 of the WFOE’s current Articles of Association, the directors of the WFOE may be appointed or removed by way of an appointment letter or a removal letter duly executed by the shareholder of the WFOE.

(b)	Giant Interactive (HK) Limited, a wholly owned subsidiary of the Company, is the sole shareholder of the WFOE, with Mr. Lu Zhang being its sole director and Ms. Wei Liu as being its authorized signatory.

October 18, 2013 Page 4

(c)	While not specified in any board resolution of the WFOE or the Company, Mr. Lu Zhang and Ms. Wei Liu, in their capacity as the sole director and the authorized signatory of Giant Interactive (HK) Limited, will follow the instructions of the Company (i.e., the determinations made by the Board) to remove any director of the WFOE.

(d)	Given that Mr. Shi does not have the right to unilaterally pass any resolution of the Board and does not have the right to direct any corporate action of Giant Interactive (HK) Limited, the sole shareholder of the WFOE, Mr. Shi does not have the ability to unilaterally remove any director of the WFOE.

3.	Please describe who the independent directors of the Company are and how they were nominated. Please clarify if the independent directors are independent from Mr. Shi.

The Company respectfully submits that, pursuant to the Articles of Association of the Company, there are two ways to appoint a new director of the Company: (a) by an ordinary resolution of the shareholders passed at a shareholders meeting; or (b) by an ordinary resolution of the Board. Currently there are three independent directors on the Board, Mr. Andrew Y. Yan, Mr. Jason Nanchun Jiang and Mr. Peter Andrew Schloss. Each of these directors also sits on the audit committee, compensation committee and corporate governance and nominating committee of the Company.

Mr. Yan is a well-known private equity investor in China and has been an independent director of the Company since October 2006 (prior to the Company’s initial public offering in November 2007). Mr. Yan was nominated for director at the recommendation of Mr. Shi and appointed by the shareholders of the Company based on his extensive experience within the online gaming industry and as a public company director. In this regard, Mr. Yan currently sits on the boards of directors of nine companies listed in Hong Kong, two companies listed in the U.S., and one company listed on the Shenzhen Stock Exchange.

Mr. Jiang has been an independent director of the Company since the Company’s initial public offering in November 2007. Mr. Jiang was nominated for director at the recommendation of Ms. Wei Liu and appointed by the shareholders of the Company. Mr. Jiang has extensive business experience and currently serves as the Chairman and Chief Executive Officer of Focus Media Holdings Limited, a NASDAQ-listed company until it was taken private in May 2013.

Mr. Schloss has been an independent director of the Company since the Company’s initial public offering in November 2007. Mr. Schloss was nominated for director at the recommendation of Mr. Eric He, the Company’s former Chief Financial Officer, and appointed by the shareholders of the Company. Mr. Schloss has extensive experience with the U.S. capital markets and previously served as Chief Legal Officer, Chief Financial Officer and Executive Director of TOM Online, Inc., formally a U.S.-listed foreign issuer, and currently serves as an independent director and chair of the audit committee of YY Inc., a NASDAQ-listed foreign issuer.

October 18, 2013 Page 5

The Company respectfully submits that each of the above-mentioned independent directors is independent from Mr. Shi, does not have any business relationship with Mr. Shi other than serving on the Board, and was nominated by the Board based on their reputation, professional experience, and expertise.

In addition, during these directors’ terms of office, each has actively participated in the operations of the Board, including reviewing related party transactions entered into by the Company, periodically monitoring the financial performance of the Company, and maintaining close communication with the auditors of the Company to ensure the Company is in compliance with relevant laws, regulations, and rules prescribed by government authorities and the New York Stock Exchange.

These three directors are aware of the duties and responsibilities of directors of a public company and each has been dedicated to ensuring and enhancing the Company’s good corporate governance practices. For example, in February 2011 the management of the Company proposed to make an investment in Innovation Works (Chuangxin.com). The directors reviewed management’s proposal and determined that the proposal was not comprehensive enough to support proceeding with the investment until a more detailed and thorough investment plan could prepared and presented to the Board for review. In May 2013, the management of the Company proposed to make a financial investment in a PRC real estate developer via certain trust arrangement as part of the Company’s cash management measures. The directors reviewed management’s proposal and determined not to proceed with the proposal due to relevant risks associated with such investment. The Company believes that the three independent directors have and will continue to fulfill their duties and act in good faith in the best interests of the Company and all of its shareholders.

4.	Please describe how fiduciary duties are enforced under the laws of the Cayman Islands.

As advised by the Company’s Cayman Islands legal advisors, Conyers Dill & Pearman (Cayman) Limited, the fiduciary duties of a director of a Cayman Islands corporation may be enforced as follows:

(i)	A director is subject to fiduciary duties including the duty to act in good faith in the best interests of the corporation and for a proper purpose.

(ii)	Under the laws of the Cayman Islands, in the event that any director breaches his fiduciary duties due to his fraudulent or dishonest behavior and causes damage to the corporation, the board of directors is entitled to file legal proceedings, on behalf of the corporation, against such director for injunctive relief or damages against the director.

(iii)	A derivative action may also be brought in the name of the corporation by minority shareholders against any director who has been guilty of a breach of his fiduciary duties to the corporation where the other directors prevent the corporation from suing such director in its own name.

October 18, 2013 Page 6

(iv)	A shareholder is also entitled to complain to the court in the Cayman Islands that the affairs of the corporation are being conducted in a manner which is oppressive or prejudicial to the shareholders or part of them, as recently happened with Ambow Education Holding Limited, which has been listed on the New York Stock Exchange since August 2010 and is currently in the process of provisional liquidation. Section 92(e) of the Companies Law (the “Companies Law”) of the Cayman Islands expressly stipulates that a corporation may be wound up by the court if the court is of the opinion that it is “just and equitable” that the corporation should be wound up. The kind of oppression which justifies the court in making such an order includes fraudulent or oppressive conduct by majority shareholders and breaches of fiduciary duty by controlling directors or promoters. In general, the basis of making a winding-up order under Section 92(e) of the Companies Law has been held to include the following:

(1)	the substratum of the corporation has disappeared;
(2)	there is deadlock or disagreement in the management of the corporation;
(3)	there has been some fraud or illegality; or
(4)	there has been mismanagement or misapplication of the corporation’s funds.

(v)	The court may give relief from the oppressive conduct of the corporation’s affairs or from any actual or proposed oppressive act or omission, meaning that a petition may succeed whether the complainant alleges a course of conduct or isolated acts. Where the court is satisfied that there has been oppression, it may order the winding-up of the corporation. The Companies Law additionally provides that the court may make an order other than a winding up order where a winding up petition has been presented by members on the “just and equitable ground.” Under section 95(3) of the Companies Law, the court can issue an order to regulate the conduct of the corporation’s affairs in the future, authorizing civil proceedings to be brought in the name of the corporation by the petitioner or an order for the purchase of shares by any member or by the corporation itself. This latter remedy is generally only available where a winding-up would unfairly prejudice the shareholders seeking the order, but otherwise the facts would justify the making of a winding-up order.

(vi)	Based on the limited publicly available information, during the past five years, there have been five reported lawsuits brought in the Cayman Islands’ courts by minority shareholders involving derivative actions, breach of fiduciary duties by directors and just and equitable windings up. The Company believes that the court decisions in these five cases show that the Cayman Islands’ courts will conduct a substantive review of the lawsuits filed by the minority shareholders and that the threat or enforcement of the above-mentioned injunctive relief, derivative action, and just and equitable winding up proceedings provide effective means for minority shareholders of a Cayman corporation to protect their rights in the event of breach of fiduciary duties by directors. In addition, the Company believes that sophisticated and reputable current investors, such as Capital Research & Management Co., Fidelity Management & Research Co., JPMorgan Asset Management (UK) Ltd. and Citadel Advisors LLC, have and will continue to monitor the activities of the Company as well as the Board and take necessary actions to protect their rights in the event of any breach of fiduciary duties by the directors of the Company.

October 18, 2013 Page 7

5.	Please describe how Mr. Xuefeng Ji was nominated to be appointed as a new director of the Board.

The Company respectfully advises the Staff that:

(i)	Pursuant to the Articles of Association of the Company, there are two ways to appoint a new director of the Company: (a) by an ordinary resolution of the shareholders passed at a shareholders meeting; or (b) by an ordinary resolution of the Board.

(ii)	Shortly before the Company’s 2013 annual general meeting, the Company received notice from Mr. Lu Zhang of his intention to resign as a director of the Company for personal reasons.

(iii)	Ms. Wei Liu, Chief Executive Officer and a director of the Company, recommended the appointment of Mr. Xuefeng Ji, the President of the Company, to fill in the vacancy resulting from Mr. Zhang’s resignation. After consultation, the Board and management concurred with Ms. Liu’s recommendation.

(iv)	Due to the proximity to the 2013 annual general meeting, there was not sufficient time for the Board to convene a meeting to approve the appointment of Mr. Ji. Therefore, after consultation with the Company’s Cayman Islands counsel, Ms. Kristie Chen, the Investors Relations Manager of the Company, in her capacity as the proxy holder and representative for ordinary shareholders of the Company, proposed and nominated Mr. Ji for director at that annual general meeting, and the shareholders of the Company present and voting at the annual general meeting approved the resolution to elect Mr. Ji as a director of the Company.

6.	Supplemental information for the Staff’s consideration.

Budgetary controls

As indicated in Response 1 above, the WFOE, as a wholly owned subsidiary of the Company, shares the same executive directors of the Company. Neither the WFOE nor the VIE hold board meetings in connection with their daily operations separate from those held by the Company.

The Company, the WFOE and the VIE share the same management team. The Board appoints and removes the Chief Executive Officer, the President and the Chief Financial Officer of the Company by way of an ordinary resolution (i.e., by a simple majority of votes cast by the Board members). The President (prior to April 2013) and the Chief Executive Officer (after April 2013) of the Company (Ms. Wei Liu served as the President of the Company prior to April 2013 and became the Chief Executive Officer of the Company after April 2013) appoints and removes the functional department heads of the Company.

October 18, 2013 Page 8

The Company’s business operation is organized into, and managed by, functional business departments. Management team follows instructions from the Board and implement such instructions at the functional department level. Amongst the functional departments of the Company, the game operation and maintenance, customer service, and marketing departments are in charge of operating activities that are most significant to the economic performance of the VIE (i.e., game sales and related service expenditures, customer service and marketing), respectively. Historically, the Company’s financing activities have not been conducted at the VIE level. While certain investing activities are conducted by the VIE, approvals of the Board are required for significant investments as stipulated by the Company’s Amended and Restated Articles of Association. The Board primarily controls the VIE’s activities through budgetary controls, which it uses to constrain the power of the management team and functional department heads.

The Company’s consolidated budget is based on a rolling forecast of one quarter that is prepared on a quarterly basis for the Board to approve. The consolidated budget is compiled from departmental budgets, across legal entities that are approved by the respective functional department heads and consolidated into the Company’s budget by the finance department. The Company’s consolidated budget is then presented by the Chief Financial Officer to the President (prior to April 2013) and the Chief Executive Officer (after April 2013) of the Company for review and approval. During Mr. Shi’s tenure as the Company’s Chief Executive Officer, he was not in charge of reviewing or approving the Company’s budget. Once the Company’s budget is reviewed and approved, the Chief Financial Officer of the Company will present it to the Board for discussion and approval in the quarterly Board meetings. The approved budget will then be communicated to all functional departments. The finance department of the Company will also prepare a budget versus actual analysis on a quarterly basis and the Chief Financial Offer of the Company will present it to the Board for monitoring the performance of the Company in the next quarter’s Board meeting. The Board reviews and discusses significant differences between budget and actual numbers and considers the need to revise the next quarter’s budget.

While the Board reviews and approves the Company’s budget on a quarterly basis, functional department heads and the management team of the Company meet on a weekly and monthly basis to discuss the Company’s day-to-day operations. All operational decisions made at these meetings and implemented by functional department heads are in accordance with the Company’s budget approved by the Board. It is also at these meetings that the management team monitors the quarterly forecast against actual results and formulates the next quarter’s budget for the Board to approve.

Controls over the net assets of the VIE

October 18, 2013 Page 9

Historically, the WFOE charged the VIE service and license fees pursuant to the Exclusive Technical Consulting and Service Agreement and the Online Game Software Sales and Licensing Agreement and therefore substantially all of the profits from the VIE were transferred to the WFOE. In addition, the key assets of the VIE, including the value-added telecommunications business operating license to provide internet content distribution services in PRC, an internet publishing license to operate and distribute games through the internet, and the permit to provide online discussion forum services are restricted from being transferred from the VIE under the current PRC law. These factors mitigate any risk of an unlikely event of the nominee shareholder of the VIE or the designee under the power of attorney from misappropriating the assets of the VIE without the Company or the WFOE’s authorization.

7.	Please submit a copy of the original Chinese version of the executed irrevocable power of attorney.

Please refer to the attached executed irrevocable power of attorney submitted together with this response letter. In addition, a corrected English translation of this document is also attached. The Company will file this corrected version with its next Form 20-F.

* * * * *

[Remainder of page intentionally left blank]

October 18, 2013 Page 10

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at (650) 473-2630 or send me an email at pku@omm.com, or Vincent Lin at +86-21-2307-7068 or send him an email at vlin@omm.com.

Sincerely,

/s/ Portia Ku
Portia Ku
of O’Melveny & Myers LLP

Enclosures

cc:	Ms. Amanda Kim

Ms. Christine Davis

Ms. Rachel Mincin

Mr. Chris White

Ms. Hillary Larson

Mr. Ryan Milne

(U.S. Securities and Exchange Commission)

Ms. Wei Liu

Ms. Jazy Zhang

(Giant Interactive Group Inc.)

Mr. George Chan

(Ernst & Young Hua Ming LLP)

授权委托书

本公司，兹不可撤销地委托史玉柱先生（身份证号码为340103196209153519），作为本公司的授权委托人，在本授权委托书的有效期内行使如下权利：

授权史玉柱先生全权代表本公司，在上海征途网络科技有限公司（以下简称“征途网络”）的股东会上行使按照法律和征途网络的公司章程规定，本公司所享有的全部股东表决权，包括但不限于出售或转让本公司在征途网络中持有的全部或任何部分股权，以及在公司股东会上作为本公司的授权代表指定和选举征途网络的董事、总经理及其他高级管理人员。

上述授权和委托的前提是被授权人为中国公民且上海征途信息技术有限公司同意上述授权和委托。一旦上海征途信息技术有限公司发出撤换被授权人的书面通知，本公司将立即收回向受托人做出的授权和委托，并将向上海征途信息技术有限公司指定的其他中国公民做出本授权委托书下同样的授权和委托。

本授权委托书的有效期为10年，自本授权委托书签署之日起生效。

日期：二〇〇六年九月七日

授权委托书

本人，冯玉良（身份证号码为 230107671211155），兹不可撤销地委托史玉柱先生（身份证号码为 340103196209153519），作为本人的授权委托人，在本授权委托书的有效期内行使如下权利：

授权史玉柱先生全权代表本人，在上海征途网络科技有限公司（以下简称“征途网络”）的股东会上行使按照法律和征途网络的公司章程规定，本人所享有的全部股东表决权，包括但不限于出售或转让本人在征途网络中持有的全部或任何部分股权，以及在公司股东会上作为本人的授权代表指定和选举征途网络的董事、总经理及其他高级管理人员。

上述授权和委托的前提是被授权人为中国公民且上海征途信息技术有限公司同意上述授权和委托。一旦上海征途信息技术有限公司发出撤换被授权人的书面通知，本人将立即收回向受托人做出的授权和委托，并将向上海征途信息技术有限公司指定的其他中国公民做出本授权委托书下同样的授权和委托。

本授权委托书的有效期为 10 年，自本授权委托书签署之日起生效。

签署：

日期：二 OO 六年九月七日

授权委托书

本人，刘伟（身份证号码为 120101196801242525），兹不可撤销地委托史玉柱先生（身份证号码为 340103196209153519），作为本人的授权委托人，在本授权委托书的有效期内行使如下权利：

授权史玉柱先生全权代表本人，在上海征途网络科技有限公司（以下简称"征途网络"）的股东会上行使按照法律和征途网络的公司章程规定，本人所享有的全部股东表决权，包括但不限于出售或转让本人在征途网络中持有的全部或任何部分股权，以及在公司股东会上作为本人的授权代表指定和选举征途网络的董事、总经理及其他高级管理人员。

上述授权和委托的前提是被授权人为中国公民且上海征途信息技术有限公司同意上述授权和委托。一旦上海征途信息技术有限公司发出撤换被授权人的书面通知，本人将立即收回向受托人做出的授权和委托，并将向上海征途信息技术有限公司指定的其他中国公民做出本授权委托书下同样的授权和委托。

本授权委托书的有效期为 10 年，自本授权委托书签署之日起生效。

签署：刘伟

日期：二OO六年九月七日

授权委托书

本人，屈发兵（身份证号码为 310110197412196816），兹不可撤销地委托史玉柱先生（身份证号码为 340103196209153519），作为本人的授权委托人，在本授权委托书的有效期内行使如下权利：

授权史玉柱先生全权代表本人，在上海征途网络科技有限公司（以下简称“征途网络”）的股东会上行使按照法律和征途网络的公司章程规定，本人所享有的全部股东表决权，包括但不限于出售或转让本人在征途网络中持有的全部或任何部分股权，以及在公司股东会上作为本人的授权代表指定和选举征途网络的董事、总经理及其他高级管理人员。

上述授权和委托的前提是被授权人为中国公民且上海征途信息技术有限公司同意上述授权和委托。一旦上海征途信息技术有限公司发出撤换被授权人的书面通知，本人将立即收回向受托人做出的授权和委托，并将向上海征途信息技术有限公司指定的其他中国公民做出本授权委托书下同样的授权和委托。

本授权委托书的有效期为 10 年，自本授权委托书签署之日起生效。

签署：屈发兵

日期：二OO六年九月七日

授权委托书

本人，王永贵（身份证号码为 510102196801157952），兹不可撤销地委托史玉柱先生（身份证号码为 340103196209153519），作为本人的授权委托人，在本授权委托书的有效期内行使如下权利：

授权史玉柱先生全权代表本人，在上海征途网络科技有限公司（以下简称“征途网络”）的股东会上行使按照法律和征途网络的公司章程规定，本人所享有的全部股东表决权，包括但不限于出售或转让本人在征途网络中持有的全部或任何部分股权，以及在公司股东会上作为本人的授权代表指定和选举征途网络的董事、总经理及其他高级管理人员。

上述授权和委托的前提是被授权人为中国公民且上海征途信息技术有限公司同意上述授权和委托。一旦上海征途信息技术有限公司发出撤换被授权人的书面通知，本人将立即收回向受托人做出的授权和委托，并将向上海征途信息技术有限公司指定的其他中国公民做出本授权委托书下同样的授权和委托。

本授权委托书的有效期为 10 年，自本授权委托书签署之日起生效。

签署：王永贵

日期：二OO六年九月七日

授权委托书

本人，岳弢（身份证号码为 520201197703150410），兹不可撤销地委托史玉柱先生（身份证号码为 340103196209153519），作为本人的授权委托人，在本授权委托书的有效期内行使如下权利：

授权史玉柱先生全权代表本人，在上海征途网络科技有限公司（以下简称“征途网络”）的股东会上行使按照法律和征途网络的公司章程规定，本人所享有的全部股东表决权，包括但不限于出售或转让本人在征途网络中持有的全部或任何部分股权，以及在公司股东会上作为本人的授权代表指定和选举征途网络的董事、总经理及其他高级管理人员。

上述授权和委托的前提是被授权人为中国公民且上海征途信息技术有限公司同意上述授权和委托。一旦上海征途信息技术有限公司发出撤换被授权人的书面通知，本人将立即收回向受托人做出的授权和委托，并将向上海征途信息技术有限公司指定的其他中国公民做出本授权委托书下同样的授权和委托。

本授权委托书的有效期为 10 年，自本授权委托书签署之日起生效。

签署：

日期：二OO六年九月七日

授权委托书

本人，张旅（身份证号码为320106196404022819），兹不可撤销地委托史玉柱先生（身份证号码为340103196209153519），作为本人的授权委托人，在本授权委托书的有效期内行使如下权利：

授权史玉柱先生全权代表本人，在上海征途网络科技有限公司（以下简称"征途网络"）的股东会上行使按照法律和征途网络的公司章程规定，本人所享有的全部股东表决权，包括但不限于出售或转让本人在征途网络中持有的全部或任何部分股权，以及在公司股东会上作为本人的授权代表指定和选举征途网络的董事、总经理及其他高级管理人员。

上述授权和委托的前提是被授权人为中国公民且上海征途信息技术有限公司同意上述授权和委托。一旦上海征途信息技术有限公司发出撤换被授权人的书面通知，本人将立即收回向受托人做出的授权和委托，并将向上海征途信息技术有限公司指定的其他中国公民做出本授权委托书下同样的授权和委托。

本授权委托书的有效期为10年，自本授权委托书签署之日起生效。

签署：张旅

日期：二OO六年九月七日

授权委托书

本人，林海啸（身份证号码为 332623197807250017），兹不可撤销地委托史玉柱先生（身份证号码为 340103196209153519），作为本人的授权委托人，在本授权委托书的有效期内行使如下权利：

授权史玉柱先生全权代表本人，在上海征途网络科技有限公司（以下简称“征途网络”）的股东会上行使按照法律和征途网络的公司章程规定，本人所享有的全部股东表决权，包括但不限于出售或转让本人在征途网络中持有的全部或任何部分股权，以及在公司股东会上作为本人的授权代表指定和选举征途网络的董事、总经理及其他高级管理人员。

上述授权和委托的前提是被授权人为中国公民且上海征途信息技术有限公司同意上述授权和委托。一旦上海征途信息技术有限公司发出撤换被授权人的书面通知，本人将立即收回向受托人做出的授权和委托，并将向上海征途信息技术有限公司指定的其他中国公民做出本授权委托书下同样的授权和委托。

本授权委托书的有效期为 10 年，自本授权委托书签署之日起生效。

签署：林海啸

日期：二OO六年九月七日

授权委托书

本人，陈恺（身份证号码为 340104650508205），兹不可撤销地委托史玉柱先生（身份证号码为 340103196209153519），作为本人的授权委托人，在本授权委托书的有效期内行使如下权利：

授权史玉柱先生全权代表本人，在上海征途网络科技有限公司（以下简称"征途网络"）的股东会上行使按照法律和征途网络的公司章程规定，本人所享有的全部股东表决权，包括但不限于出售或转让本人在征途网络中持有的全部或任何部分股权，以及在公司股东会上作为本人的授权代表指定和选举征途网络的董事、总经理及其他高级管理人员。

上述授权和委托的前提是被授权人为中国公民且上海征途信息技术有限公司同意上述授权和委托。一旦上海征途信息技术有限公司发出撤换被授权人的书面通知，本人将立即收回向受托人做出的授权和委托，并将向上海征途信息技术有限公司指定的其他中国公民做出本授权委托书下同样的授权和委托。

本授权委托书的有效期为 10 年，自本授权委托书签署之日起生效。

签署：

日期：二 OO 六年九月七日

授权委托书

本人，程晨（身份证号码为 32010519750303002X），兹不可撤销地委托史玉柱先生（身份证号码为 340103196209153519），作为本人的授权委托人，在本授权委托书的有效期内行使如下权利：

授权史玉柱先生全权代表本人，在上海征途网络科技有限公司（以下简称"征途网络"）的股东会上行使按照法律和征途网络的公司章程规定，本人所享有的全部股东表决权，包括但不限于出售或转让本人在征途网络中持有的全部或任何部分股权，以及在公司股东会上作为本人的授权代表指定和选举征途网络的董事、总经理及其他高级管理人员。

上述授权和委托的前提是被授权人为中国公民且上海征途信息技术有限公司同意上述授权和委托。一旦上海征途信息技术有限公司发出撤换被授权人的书面通知，本人将立即收回向受托人做出的授权和委托，并将向上海征途信息技术有限公司指定的其他中国公民做出本授权委托书下同样的授权和委托。

本授权委托书的有效期为 10 年，自本授权委托书签署之日起生效。

签署：

日期：二OO六年九月七日

Irrevocable Powers of Attorney

Our Company, hereby irrevocably authorizes Mr. Shi Yuzhu (ID Card No. 340103196209153519) to be the authorized representative of our company to exercise the rights set forth below during the effective term of this Power of Attorney:

We authorize Mr. Shi Yuzhu as the representative of our company to exercise all the shareholders’ voting rights enjoyed by our company in the shareholders meeting of Shanghai Zhengtu Network Technology Co., Ltd. (“Zhengtu Network”) according to the laws and the Articles of Association of Zhengtu Network. All the shareholders’ voting rights enjoyed by our company, including, but not limited to, the right to sell or transfer the whole or any part of the shares held by our company in Zhengtu Network, and the right to appoint and elect the director, general manager and other senior management personnel of Zhengtu Network in the shareholder meeting as the authorized representative of our company.

The premise of the aforesaid authorization and delegation is that the representative shall be a PRC citizen and Shanghai Zhengtu Information Technology Co., Ltd. consents with the relevant authorization and delegation. In the case that there is requirement by Shanghai Zhengtu Information Technology Co., Ltd. to change the representative by written notice, our company will promptly withdraw the authorization and delegation to the representative and will make the same authorization and delegation to the other PRC citizen designated by Shanghai Zhengtu Information Technology Co., Ltd.

This Power of Attorney lasts for ten (10) years and shall be effective on the date of execution.

Shanghai Lanlin Bio-technology Co.,Ltd
Signature:

Date: September 7, 2006